                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*



                             ENCORE WIRE CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)


                                   292562 10 5
                                 (CUSIP Number)


                                December 31, 1998
                              (Date of Event Which
                       Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)

         [ ] Rule 13d-1(c)

         [X] Rule 13d-1(d)


         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 6 Pages
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                                  SCHEDULE 13G
CUSIP No. 292562 10 5

1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Vincent A. Rego


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                            (a) [ ]
                                                                       (b) [ ]

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA

                         5        SOLE VOTING POWER
   NUMBER OF                      1,463,232
    SHARES
 BENEFICIALLY            6        SHARED VOTING POWER
   OWNED BY                       0
     EACH
   REPORTING             7        SOLE DISPOSITIVE POWER
    PERSON                        1,463,232
     WITH
                         8        SHARED DISPOSITIVE POWER
                                  0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,463,232

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)                                            [ ]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         9.38%(1)

12       TYPE OF REPORTING PERSON (See Instructions)

         IN

-----------------

(1) Based on 15,601,550 shares of Common Stock outstanding as of December 31, 1998 as reported by the issuer.



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         THIS AMENDMENT No. 3 to Schedule 13G amends Item 4. The entire Schedule
13G, including Item 4, as amended, is restated in its entirety as follows:

ITEM 1(a).        Name of Issuer.

                  Encore Wire Corporation

ITEM 1(b).        Address of Issuer's Principal Executive Offices.

                  1410 Millwood Road
                  McKinney, Texas  75069

ITEM 2(a).        Name of Person Filing.

                  Vincent A. Rego

ITEM 2(b).        Address of Principal Business Office or, if none, Residence.

                  1410 Millwood Road
                  McKinney, Texas  75069

ITEM 2(c).        Citizenship.

                  United States

ITEM 2(d).        Title of Class of Securities.

                  Common Stock, par value $.01 per share

ITEM 2(e).        CUSIP Number.

                  292562 10 5

ITEM 3. If this statement is filed pursuant to 240.13d(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                  (a) [ ] Broker or dealer registered under section 15 of the
                          Act (15 U.S.C. 78o).

                  (b) [ ] Bank as defined in section 3(a)(6) of the Act (15
                          U.S.C. 78c).

                  (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

                  (d) [ ] Investment company registered under section 8 of the
                          Investment Company Act of  1940 (15 U.S.C. 80a-8).



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                  (e) [ ] An investment adviser in accordance with
                          240.13d-1(b)(1)(ii)(E);

                  (f) [ ] An employee benefit plan or endowment fund in
                          accordance with 240.13d-1(b)(1)(ii)(F);

                  (g) [ ] A parent holding company or control person in
                          accordance with 240.13d-1(b)(1)(ii)(G);

                  (h) [ ] A savings association as defined in Section 3(b)
                          of the Federal Deposit Insurance Act (12 U.S.C.
                          1813);

                  (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

                  (j) [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to 240.13d-1(c), check this box. [ ]

ITEM 4.  OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) Amount beneficially owned:

         As of December 31, 1992, Mr. Rego beneficially owned 552,660 shares of the Common Stock of Encore Wire Corporation ("Common Stock"), representing 10.7% of the outstanding shares of such class. Such shares were acquired by Mr. Rego prior to the registration of the Common Stock under Section 12 of the Securities Exchange Act of 1934. Mr. Rego had sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all such shares of Common Stock.

         During November 1993, Mr. Rego acquired 10,000 shares of Common Stock. In addition, in October 1993, Mr. Rego exercised warrants to purchase 274,000 shares of Common Stock previously reported as beneficially owned by Mr. Rego. As of December 31, 1993, Mr. Rego beneficially owned 562,660 shares of Common Stock, representing 9.6% of the outstanding shares of such class.

         On February 2, 1994, Mr. Rego was granted an option to purchase 100,000 shares of Common Stock at an exercise price of $13.125. Mr. Rego's right to purchase shares under this option vested over a period of time, so that one-third of the shares covered by such option became purchasable after one year from the date of grant, one-third of such shares became purchasable after two years from the date of grant and the remaining one-third became purchasable after December 31, 1996. Pursuant to the rules adopted by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as of December 31, 1994, Mr. Rego's beneficial ownership of shares of Common Stock had increased by one-third of the 100,000 option shares. As a result, as of December 31, 1994, Mr. Rego beneficially owned 595,993 shares of Common Stock.



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         Between January 1, 1995 and December 31, 1995, Mr. Rego received 215 shares of Common Stock under Encore Wire Corporation's 401(k) retirement plan. On January 4, 1995, Mr. Rego gifted 50,000 shares to his spouse. However, under the rules adopted by the Securities and Exchange Commission under the Exchange Act of 1934, Mr. Rego retained beneficial ownership of such shares. Pursuant to the rules adopted by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as of December 31, 1995, Mr. Rego's beneficial ownership of shares of Common Stock had increased by one-third of the 100,000 option shares covered by the option granted on February 2, 1994. As a result of the foregoing, as of December 31, 1995, Mr. Rego beneficially owned 629,541 shares of Common Stock.

         Between January 1, 1996 and December 31, 1996, Mr. Rego received an additional 426 shares of Common Stock under Encore Wire Corporation's 401(k) retirement plan, and, on December 12, 1996, Mr. Rego gifted 2,000 shares of common stock. On December 31, 1996, Mr. Rego's right to purchase the last one-third of the shares under the February 2, 1994 option fully vested. As of December 31, 1996, Mr. Rego beneficially owned 661,301 shares of Common Stock.

         On July 1, 1997 and July 3, 1997, Mr. Rego sold 20,000 and 30,000 shares of Common Stock, respectively. Also during 1997, Mr. Rego refunded 87 shares of Common Stock received under his 401(k) plan in order to comply with IRS guidelines. In August of 1997, the issuer effected a three-for-two split of the Common Stock. Mr. Rego sold 5,000 shares of Common Stock on December 8, 1997 and sold an additional 3,000 shares on December 9, 1997. As a result of Mr. Rego's 1997 transactions and the three-for-two stock split, Mr. Rego beneficially owned 908,821 shares of Common Stock on December 31, 1997.

         In June of 1998, the issuer effected a three-for-two split of the Common Stock, and, on October 2, 1998, Mr. Rego purchased 100,000 shares of Common Stock, increasing Mr. Rego's ownership of Common Stock to 1,463,232 shares. In December of 1998, Mr. Rego and his wife transferred 1,186,985 shares and 50,000 shares of Common Stock, respectively, to a family limited partnership, which has a trust as its general partner; Mr. Rego serves as the trustee for the general partner trust, and Mr. Rego and his wife are the only limited partners in the partnership. Consequently, Mr. Rego continues to beneficially own the shares held by the family limited partnership. As of December 31, 1998, Mr. Rego beneficially owned 1,463,232 shares of Common Stock, of which 1,236,985 shares are held by the family limited partnership and 226,247 are held directly by Mr. Rego. The 226,247 shares held directly by Mr. Rego consist of a fully vested and exercisable option to purchase 225,000 shares of Common Stock and 1,247 shares held in Mr. Rego's 401k plan. Mr. Rego has sole power to vote or to direct the vote and the sole power to dispose of or to direct the disposition of all 1,463,232 shares of Common Stock, assuming exercise of the option to purchase 225,000 shares of Common Stock.

         (b) Percent of class: 9.38%

         (c) Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote: 1,463,232
                  (ii)     shared power to vote or to direct the vote:  None



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                  (iii)    sole power to dispose or to direct the disposition
                           of: 1,463,232
                  (iv) shared power to dispose or to direct the disposition of: None

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  Not applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP

                  Not applicable.

ITEM 10.          CERTIFICATION

                  Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 10, 1999


                                           /s/ Vincent A. Rego
                                           ----------------------------
                                           Vincent A. Rego



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